21 November 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 104,500 Reed Elsevier PLC ordinary shares at a price of 881.47p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 97,648,684 ordinary shares in treasury, and has 1,169,152,208 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 40,163,770 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 60,500 Reed Elsevier NV ordinary shares at a price of €15.6542 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 59,854,493 ordinary shares in treasury, and has 673,854,237 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 23,241,406 shares.